

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2017

Benjamin M. Fink
Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Western Gas Partners, LP**
> **Registration Statement on Form S-3**
> **Filed March 9, 2017**
> **File No. 333-216583**

Dear Mr. Fink:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: David P. Oelman, Esq.